UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, February 2014

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  _____                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12th 2014	PRECISION DRILLING CORPORATION

By: /s/ Joanne L. Alexander
Name: Joanne Alexander
Title: Senior Vice President, General Counsel and
Corporate Secretary

Exhibit                                DESCRIPTION

99.1	Precision Drilling Corporation Announces 2014 First Quarter Dividend and 2013 Fourth Quarter and Year End Financial Results